FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

Cecilia Blye Chief Office of Global Security Risk Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands

31 May 2013

Dear Ms Blye

RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 1-14624

Thank you for your letter of 18 April 2013.  Our responses to your comments are set out below.  References to ‘the Group’ are to The Royal Bank of Scotland Group plc and its subsidiaries; ‘RBS N.V.’ means RBS Holdings N.V. and ‘RBS plc’, The Royal Bank of Scotland plc.

General

1.
You indicated in your letter to us dated December 20, 2010 that you expected future revenues, assets, and liabilities associated with contacts with Cuba, Sudan, and Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Cuba, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided to those countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Please see the response to question 2 below.

2.
Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by RBS Holdings N.V.

state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Introduction

The Group and its subsidiaries, including RBS N.V., have measures in place designed to ensure compliance with all applicable international sanctions laws and regulations issued by the relevant authorities in the UK, the EU and the US and by the United Nations, as well as any local laws and regulations applicable to affiliates and branches located in jurisdictions throughout the world.  The Group has adopted or may adopt policies that go beyond the requirements of applicable laws and regulations in order to ensure a consistent level of compliance globally.

Physical presence

RBS N.V. does not have a physical presence (branch, subsidiary, affiliate, representative office or otherwise) in Cuba, Sudan and Syria (hereafter the ’Subject Countries’) nor has it had physical presence in these countries in the past. RBS N.V. does not solicit business in these countries. It should be noted that businesses are being transferred from RBS N.V. to RBS plc and as such, the overall volume of new business being booked in RBS N.V. is limited and expected to diminish as this process proceeds – please see below for further details.

Sanctions Policy Chapter of the Corporate Conduct Policy Standard

As discussed below, the Group’s compliance policies prohibit business with the Subject Countries that would violate any regulatory requirements applicable to the relevant member of the Group.  Specific compliance requirements in relation to these countries are set forth in the Group’s Sanctions Policy Chapter of the Corporate Conduct Policy Standard.  These standards are applicable to every part of the Group’s business in every part of the world, including RBS N.V. and its subsidiaries.  Each employee of the Group is required to undertake awareness training in relation to the Sanctions Policy Chapter, with additional targeted training made available to staff in roles which may involve exposure to sanctions risk.

Cuba and Sudan

The Group does not allow any trade financing or loan transactions involving Cuba or Sudan, unless specific approval is received from the Group’s compliance function (hereafter ‘Compliance’).  Such approval may be provided if a transaction relates to export of food or humanitarian aid.  The Group will only allow payments involving Cuba or Sudan if no US element is present in the transaction, or where they are permitted under the relevant US laws and regulations (e.g. under licence).  Any such transactions will be checked against all legal requirements applicable to the Group and the relevant branch or subsidiary, including screening against applicable sanctions lists issued by the Dutch, UK, EU, US and relevant local authorities.

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The Group only allows existing non-USD accounts to be held by individuals and entities residing in Cuba or Sudan.  The Group has terminated all USD accounts held by clients resident in Cuba or Sudan, located or organized in these countries or that appear to be owned or controlled by Cuban or Sudanese entities or residents or the government of these countries.  No new customer relationships are permitted for Cuban or Sudanese residents or for entities that appear to be owned or controlled by Sudanese or Cuban entities or residents or the government of either country.

Customer exposure to Sudan is very limited.  RBS N.V. does not maintain any U.S. Dollar correspondent banking relationships with Sudanese banks.  [Sentence redacted]  Customer exposure towards Cuba is close to nil.  RBS N.V. does not maintain any correspondent banking relationships with Cuban banks.  RBS N.V. does not have any trade exposure towards Cuba or Sudan.    All relevant exposure is closely reviewed by Compliance.

The Group is actively exiting any customer and trade finance exposure that is outside the boundaries of its Sanctions Policy Chapter as described above. Where immediate exit is not possible (e.g. due to liability considerations under prevailing law) continuation of the customer relationship or transaction will be ring fenced and restricted with a view to exiting the relationship as soon as possible.  All activity is conducted in compliance with all currently applicable Dutch, UK, EU and US sanctions laws and regulations.

Both from a quantitative and qualitative materiality perspective, RBS N.V.’s transactions with and financial services provided to entities located or organized in Cuba or Sudan, residents of either country, or the governments of the two countries are insignificant and immaterial in size, number and frequency.  For Sudan and Cuba combined, revenue for each of 2010, 2011 and 2012 did not exceed USD5m (0.9% of RBS N.V.’s total for the same period), period-end assets did not exceed USD50m (0.09% of total) and liabilities did not exceed USD50m (0.09% of total).

Syria

The Group allows customer and transactional exposures associated with Syria that are consistent with applicable international regulatory requirements.  The US and other countries have significantly increased sanctions on Syria in recent years.  In order to ensure compliance with these increased sanctions measures, the Group’s Sanctions Policy Chapter has been updated and now forbids any new relationships with Syrian resident customers and mandates exit from any such existing relationships. All transactions involving Syria are prohibited, with the exception of: (i) transactions on behalf of resident customers awaiting exit that do not involve a US element, sanctioned element or (directly or indirectly) the Government of Syria; and (ii) transactions related to food or humanitarian aid that do not involve a US or sanctioned element. Transactions are only permitted under these exceptional circumstances with the approval of Compliance.

RBS N.V. has very limited customer and trade exposure toward Syria. In line with the Group’s current policy stance, existing Syrian resident relationships are

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being exited and the Group does not maintain correspondent banking relationships with any Syrian banks.

Both from a quantitative and qualitative materiality perspective, RBS N.V.’s transactions with or financial services provided to residents of and entities located in Syria are insignificant and immaterial in size, number and frequency. In each of 2010, 2011 and 2012 revenue from Syria was less than USD5m (0.9% of RBS N.V.’s total for the same period) period-end assets were less than USD50m (0.09% of total) and liabilities were less than USD50m (0.09% of total).

Investment risks for security holders

As noted in its 2011 and 2012 year-end results, RBS N.V. is in the process of transferring a substantial part of its business into RBS plc in line with RBS Group’s efforts to simplify its structure. These transfers are being implemented on a phased basis and are expected to be substantially complete by 31 December 2013. The transfer of eligible business in the UK was completed in the fourth quarter of 2011. The bulk of the remaining transfers took place during 2012, including the transfer of business in Kazakhstan, Singapore and Hong Kong in the first half of the year. Eligible businesses in the Netherlands and certain countries in Europe, the Middle East and Africa (EMEA) plus businesses in Turkey, Malaysia and the United Arab Emirates were transferred in the second half of 2012. The volume of business conducted by those businesses remaining within RBS N.V. at the end of 2012 is much reduced compared with the volume of business at the start of 2010. The vast majority of the global business activity of RBS N.V. has already transferred to RBS plc: the RBS Holdings N.V. balance sheet has reduced from EUR469bn in 2009 to EUR71bn at the end of 2012.

The revenues, assets and liabilities associated with RBS N.V.’s very limited and closely controlled contacts with the Subject Countries are de minimis in light of the bank’s total revenues, assets and liabilities.  As a result of strict policies implemented throughout the Group, its proactive exit policy and the ongoing transfer of businesses, RBS N.V.’s existing exposure to the Subject Countries is expected to decrease in coming years.  Furthermore, RBS N.V. has no presence in the Subject Countries, and it has screening and monitoring tools in place to mitigate business risks related to its existing exposure towards the Subject Countries.  As such, we believe that RBS N.V.’s current involvement with the Subject Countries does not constitute a material concern to potential or existing investors.

We expect that a reasonable investor would consider all of these factors with respect to RBS N.V.’s contacts with the Subject Countries in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the United States of America as well as the content of certain universities’ endowment investment policies with respect to issuers’ activities involving the Subject Countries.  We do not believe that the effect or purpose of such state statutes or policies alters our conclusions regarding the level of investment risk arising from RBS N.V.’s current limited contacts in relation to the Subject Countries, although it is possible that state and university investors may consider our public disclosures regarding ongoing sanctions investigations by US and UK authorities when making their investment decisions.

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FOIA Confidential Treatment Request
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In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Pieter van der Harst
P. van der Harst
Chief Financial Officer

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